UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2021

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

As previously reported, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into that certain At-the-Market Sales Agreement, dated October 22, 2020 (the “Offering Agreement”), together with H.C. Wainwright & Co., LLC, as agent (the “Sales Agent”), pursuant to which the Company may elect to sell, from time to time through the Sales Agent, ordinary shares, par value NIS 0.40 per share of the Company (“ordinary shares”), having an aggregate offering price of up to $25.0 million (the “ATM Offering”). The offer and sale of the ordinary shares pursuant to the ATM Offering was registered under the Company’s effective registration statement on Form F-3 (File No. 333-232009), as described in that certain prospectus supplement, dated October 22, 2020 (the “Prospectus Supplement”). To the date hereof, the Company had sold an aggregate of 476,983 ordinary shares having an aggregate offering price of $8,315,223 pursuant to the ATM Offering under the Offering Agreement. On February 9, 2020, the Company terminated the Prospectus Supplement, but the Offering Agreement remains in full force and effect.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-232413 and File No. 333-232009), filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: February 9, 2021

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